Exhibit 107

Calculation of Filing Fee Tables

FORM TO-I

(Form Type)

abrdn Emerging Markets ex-China Fund, Inc.

(Name of Issuer)

abrdn Emerging Markets ex-China Fund, Inc.

(Name of Person(s) Filing Statement)

	Transaction valuation	Fee rate	Amount of filing fee
Fees to be paid	$61,612,654.85(1)	0.015310%	$9,432.90(2)
Fees Previously Paid	$57,523,964.54	0.015310%	$8,806.92(3)
Total Transaction Valuation	$61,612,654.85		–
Total Fees Due for Filing			$9,432.90
Total Fees Previously Paid			$8,806.92
Total Fees Offsets			–
Net Fee Due			$625.98

(1)	Calculated as the aggregate maximum purchase price to be paid 10,150,355 shares in the offer, based upon a price per share of $6.07, which represents 98% of the net asset value per share of the close of the regular trading session of the NYSE American on February 21, 2025.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Section 6(b) Filing Fee Rate Advisory for Fiscal Year 2025, $153.10 per million dollars of the value of the transaction.

(3)	The fee of $8,806.92 was paid by the Fund in connection with the filing of the Schedule TO-I by abrdn Emerging Markets ex-China Fund, Inc. (formerly known as abrdn Emerging Markets Equity Income Fund, Inc.) (File No. 005-40493) on January 21, 2025 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.